Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

An Energy Vault Resiliency Center (EVRC) supporting a large Solar Array similar to ones in the Middle East. ENERGY VAULT

JAMES CONCA FORBES 01.27.2022 08:00 AM

We Can Store Our Excess Renewable Energy In An Energy Vault

The company, Energy Vault, has commercialized the ultimate energy storage technology that will build the foundation of a clean energy future – brick by brick.

The Energy Vault stores excess electrical energy by efficiently transforming it into gravitational potential energy using 35-ton bricks that can be raised and lowered at will, and that can sit still storing the energy for any amount of time, before transforming the energy back to electrical energy when needed.

It is not a battery that can degrade over time. It does not need water or rare elements like Li or Co. It does not depend on the weather and is not affected by extreme weather. It can withstand Cat 4 hurricane winds and magnitude 8 earthquakes (tested at the California Institute of Technology).

It uses common materials like dirt to make the bricks, even solid waste, that can be obtained locally and does not use cement to bind them together. It does not use ten times the steel and concrete that renewables use relative to nuclear or gas. And it has one of, if not the, lowest carbon footprints of any energy generation or storage system.

And this technology comes just in time. According to the U.S. Department of Energy’s Energy Storage Grand Challenge Market Report 2020, the World Energy Council, the U.S. Energy Information Administration, Bloomberg NEF and Lazard, the projected grid-related storage deployments between now and 2030 needs to be about 830 GWh. The cumulative investment in this grid-related storage required over this time period is about $270 billion.

I know that game-changer is an overused term, but this technology really is a game-changer. With it, we can achieve a low-carbon future by mid-century. And we don’t need to waste lithium.

The Energy Vault is based on the science that most of us learned in Middle School – potential energy versus kinetic energy. When you climb the ladder of a water slide in the summer, your muscles are transforming the chemical potential energy you stored from your food into gravitational potential energy. The amount of that potential energy depends on your weight and the height above the pool.

When you release that potential by sliding down to the pool, the big splash is an indication of the kinetic energy you just deposited in the water.

Gravitational potential energy is how a hydroelectric dam generates electricity. The potential energy of the water sitting a hundred meters or so above the downstream level is released as kinetic energy when the water falls, which turns the turbines that turn the generators, producing electricity.

It is no wonder that pumped hydro storage constitutes over 95% of our present energy storage capacity in the world. Pumped hydro basically creates an artificial dam high up near some body of water. Excess renewable energy pumps water up into the reservoir behind the dam, which lets out water to turn hydroelectric turbines when needed. It’s pretty efficient but requires a lot of concrete and a lot of water. And the public usually votes them down.

The Energy Vault refines this process even further and requires little concrete and no water. Using the same well-understood fundamentals of physics and mechanical engineering as pumped hydro, the Energy Vault replaces water with non-cement custom-made composite blocks through an innovative use of local, low-cost materials and sophisticated material science.

The interior of an EVRC, showing rows of individual hoists and bricks, each able to store and regenerate about 10 MWh of energy on a repeating daily cycle.

ENERGY VAULT

The technology uses motors to raise those massive composite bricks, motors powered by wind or solar energy when the wind and the sun are producing more energy than can be used at the time, like in California during mid-day. Raising the bricks changes this excess renewable energy into gravitational potential energy that can just sit there until needed.

When you need energy, like when the sun has set or the wind stops blowing, you lower those massive bricks and the attached cables spin a motorized generator that generates electricity back to the grid. Typically, the bricks move at 2.0 meters per second (about 6.6 ft/s), but can be accelerated or slowed via artificial intelligence computerized control to allow for faster or slower electricity discharge. One brick raised 100 meters in less than a minute, stores almost 10 MWh of electricity.

Typically, the system cycles once per day. With five days of downtime per year, a 75 MWh Vault with 10,000 bricks will have an annual output of 360 x 75,000 MWh = 27 GWh, and will sit on only 14 acres of land.

The blocks are combined with proprietary system design and machine vision, and AI-enabled software that operates specially designed lifts which autonomously orchestrate the lifting and lowering of the blocks, thus storing the potential energy at height and then discharging electricity as the blocks are lowered (see figure above).

Importantly, the bricks are made from locally sourced soil, sand or waste materials, including waste products of fossil fuel production, such as coal bottom ash, and end of life energy components, such as wind turbine blades, specially shredded for this purpose (see figure below).

There is a reason that batteries have not grown to more than 3% of our present storage capacity, which is itself only 3% of our storage needs. We have seen that there isn’t enough Li or Co to make sufficient ion batteries, although their round trip efficiency (RTE) is 90%. Flow batteries like vanadium flow batteries, thermal storage, liquefied air and aqueous batteries just have not caught on and only have efficiencies between 50% and 70%. All of these have narrow discharge durations.

A simple onsite brick-making facility making the 35-ton bricks in as green a way as possible – with local waste material or dirt, and no cement. ENERGY VAULT

The Energy Vault has measured RTE of between 80 – 85% and has a wide discharge duration from minutes to days, and longer if needed. As to cost, according to Bloomberg NEF June 2020 Energy Storage Review, it’s LCOE of $65/MWh will be half that of Li-ion’s $128/MWh, and lower than any other storage technology. There are no safety hazards to Energy Vault outside those of ordinary construction operations, and there is no risk of fire or release of hazardous gasses as for Li-ion manufacturing facilities.

Their standard Energy Vault Resiliency Center (EVRC, see figures above) can be modularized, but its standard storage capacity presently sits at 500 MWh. Such a center, backing up a 1,500 MW solar array or wind farm, can replace a large coal plant.

Energy Vault's first 5MW/35MWh Commercial Demonstration Unit achieved mechanical completion in July 2020, concurrent with its connection to the Swiss national utility grid (see figure below). The architecture is modular and can be built out in 10MWh increments that can scale to multi-GW-hour storage capacity.

CEO Robert Piconi explained that the system typically takes 9 to 12 months to build, with the major constraint being the fabrication time of the brick composites. “We could do it faster with two brick machines instead of one if the customer wants a system delivered faster.”

This technology does not address all the issues with wind and solar. It does not change the huge physical footprint needed by wind and solar nor the large amounts of steel and concrete required for their construction. It does not increase their low capacity factors. It does not change the relatively short life-span of solar and wind units.

But it does remove the worst aspects of their intermittency and allows wind and solar to be more useful when needed. In other words, it addresses the Duck Curve.

A Commercial Demonstration Unit moving blocks in Switzerland after being hooked up to the Swiss grid. ENERGY VAULT

Texas and California could have really used the Energy Vault in the last two years when this exact intermittency problem caused their blackouts during unusually cold and unusually hot weather.

CA has 12,000 MW from solar. For the last few years, the State has curtailed, or thrown away, over 300,000,000 kWh of solar energy in individual months, over 2 billion kWh in 2021 alone. That is the magnitude of energy lost that could be stored with Energy Vaults. With about 10% of that stored, the blackouts of 2020 would not have occurred.

Similarly for Texas in the middle of the cold-induced blackouts of February 2021. The State has over 30,000 MW of wind capacity, most of which was unable to generate during the cold spell. That this was expected does not alter the fact that wind cannot respond to extreme weather conditions. Natural gas in Texas was not able to fill the gap, as it usually does, because of diversion to heat homes and insufficient pipeline supply.

From noon on February 14 to noon on February 15 in Texas, the amount of offline wind capacity climbed to 18,300 MW. During the same period, the amount of offline natural gas capacity jumped 25,000 MW. Both were at fault. And the problem has still not been addressed.

If about 30 million kWh had been stored in Energy Vaults, no blackout would have occurred. Over $130 billion would not have been lost. Many fewer lives would have been lost.

But such problems are not confined to Texas or California. New England is also looking forward to rolling blackouts this winter. Their energy use is of the same order as California and Texas. They also are becoming more dependent on gas without sufficient pipeline supply, and just assume Canada will send them sufficient hydro when needed, something unlikely in the coming decades as that source is being tapped by many northern states, and by Canada itself, as they decarbonize their grids.

As discussed previously, any Low-Carbon Plan in America will require some form of the following mix (calculated by achievable build rates) dominated by renewables and backed up by significant nuclear and hydro:

- 500,000 new MW of wind turbines (1.75 trillion kWhs/year)

- 200,000 MW new nuclear reactors (1.58 trillion kWhs/year)

- 300,000 new MW of new solar (0.92 trillion kWhs/year)

- 120,000 new MW of hydro w/80,000 MW existing (0.77 trillion kWhs/yr)

and will cost over $9 trillion between now and 2050 of which $4 trillion is capital investment. This does not include related grid or transmission infrastructure, just building the power plants.

Although new nuclear designs and hydro are excellent for load-following renewables, as good as natural gas, this much renewable production needs a lot of buffering. And we’ll never have enough batteries. But sufficient 500 MWh EVRCs, about 1,000 for the above mix assuming a maximum renewable curtailment of 20%, can provide the back-up needed in the time frame required.

Yes, this does sound like a game-changer.

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 Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, Energy Vault’s readiness to go to market, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, including with respect to any customer agreements, such as the agreement with DG Fuels and the associated projects, expectations with respect to revenue generated under the agreement with DG Fuels, the consummation of the agreement with DG Fuels, the proposed features and designs of the EVx and the Energy Vault Resiliency Center (EVRC) platforms, the availability of low-cost and locally sourced materials to produce “mobile masses,” ability to service customer expectations, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; risks related to the inability or unwillingness of Energy Vault’s customers to perform under sales agreements; risks related to Energy Vault’s ability to obtain and maintain a performance bond; risks related to Energy Vault’s receiving partial payment in the form of subordinated debt; risks related to timing delays that impact the sales price due to Energy Vault under its announced agreement with DG Fuels demand for renewable energy; ability to commercialize and sell its solution, including at anticipated sizes, costs, capacities and capabilities; ability to negotiate definitive contractual arrangements, such as purchase orders and sales agreements, with potential customers, including with DG Fuels, as contemplated by the announced agreement; the impact of competitive technologies; ability to obtain sufficient supply of materials; ability to obtain necessary permits and meet building code specifications; ability to protect its intellectual property; the impact of Covid-19; global economic conditions; ability to meet installation schedules; construction and permitting delays and related increases in costs; risks related to the performance of systems delivered to DG Fuels; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the preliminary proxy statement/prospectus, in each case, under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the preliminary proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders are also be able to obtain copies of the registration statement and other documents containing important information about each of the companies as and when such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary proxy statement and other relevant materials filed or to be filed with the SEC when they become available. Novus stockholders and other interested persons should read the preliminary proxy statement carefully before making any voting decisions. As they become available, these documents can be obtained free of charge from the sources indicated above.